Exhibit 99.1

Ballard Subsidiary Protonex Receives $1.9M Follow-On U.S. Army Power Manager Order

VANCOUVER and SOUTHBOROUGH, MA, March 27, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Company's subsidiary, Protonex, has received a $1.9 million follow-on purchase order for the supply of SPM-622 Squad Power Manager Kits to support U.S. Army Security Force Assistance Brigades (SFAB).

"This follow-on order through the Program Executive Office (PEO) - Soldier supports the mission of the U.S. Army's Security Force Assistance Brigades," said Ray Summers, Protonex Director of Military Sales. "The SFAB's work is critical in supporting partner training in austere environments and the U.S. Army's focus on these field forces is contributing to the growing demand for power management solutions."

The SPM-622 Squad Power Manager is a tough and compact device which weighs less than a pound and enables military units to optimize power for multiple electronic devices, including portable radios, GPS systems, medical instruments, Explosive Ordinance Demolition equipment as well as tablet and laptop computers.

The SPM-622 can draw power from any source – including battery, solar, vehicle, AC, or scavenged energy sources – to run equipment or recharge batteries. It delivers deployment-proven benefits to military forces that include:

•	Dependable power for more than 100 electronic devices currently used by troops;
•	Lightened load for troops in the field by reducing their battery burden;
•	Reduction in battery logistical support requirements; and
•	Increased energy flexibility for troops operating in austere environments.

The SPM-622 Squad Power Manager system is developed and is produced by Protonex at the company's facility in Southborough, Massachusetts. To date more than 5,000 units have been deployed by the United States and NATO Partner Nations.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919; media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:30e 27-MAR-18